U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of April 2004

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release, dated April 16, 2004, relating to the announcement of revision of forecasts of consolidated financial results for the first quarter of fiscal year ending December 31, 2004

2.	Press release, dated April 20, 2004, relating to the announcement of results for the first quarter of fiscal year ending December 31, 2004

3.	Press release, dated April 20, 2004, relating to the allocation of stock acquisition rights

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	April 23, 2004	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

Trend Micro Announces Revision of Forecasts of Consolidated Financial Results for the First Quarter of Fiscal Year Ending December 31, 2004

Tokyo, Japan—April 16, 2004—Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today announced that the forecast of financial results for the first quarter of the fiscal year ending December 31, 2004, is revised as set forth below.

1.	Revision of forecast of financial results for the first quarter of FY2004

(January 1, 2004 to March 31, 2004)

(in millions of yen)

	Net Sales	Operating Income	Net Income
Forecast previously published(A)	12,200	3,600	2,100
Revision made(B)	13,621	5,140	3,141
Amount of increase(B - A)	1,421	1,540	1,041
Ratio of increase or decrease	12%	43%	50%

2.	Reason for Revision

The company has decided to revise its forecasts because it is expected that net sales will deviate by more than 10% and operating income and net income will deviate by more than 30% from the previous forecasts, respectively. This deviation is due to an increase in demand for antivirus products caused by outbreaks of several potent viruses such as “NETSKY”.

The company will disclose the details of its results for the first quarter of fiscal year ending December 31, 2004, on the day of its financial results announcement, April 20th, 2004.

Notice Regarding Forward Looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties.

Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Difficulties in addressing new virus and other computer security problems;

•	Timing of new product introductions and lack of market acceptance for our new products;

•	The level of continuing demand for, and timing of sales of, our existing products;

•	Rapid technological change within the anti-virus software industry;

•	Changes in customer needs for anti-virus software;

•	Existing products and new product introductions by our competitors and the pricing of those products;

•	Declining prices for our products and services;

•	The effect of future acquisitions on our financial condition and results of operations;

•	The effect of adverse economic trends on our principal markets;

•	The effect of foreign exchange fluctuations on our results of operations;

•	An increase in the incidence of product returns;

•	The potential lack of attractive investment targets; and

•	Difficulties in successfully executing our investment strategy.

We assume no obligation to update any forward-looking statements.

For more details regarding risk factors relating to our future performance, please refer to our filings with the SEC.

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our website at www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp

Trend Micro Reports Record First Quarter Revenue

Net sales up 25% YoY and operating income rises 74% in 1Q2004

Tokyo, Japan—April 20, 2004—Trend Micro, Inc. (TSE: 4704, NASDAQ: TMIC), a leader in network antivirus and Internet content security software and services, today announced earnings results for the first quarter 2004.

Trend Micro posted consolidated net sales of 13.6 billion Yen (or US $126 million, based on an exchange rate of 108 JPY = 1USD), operating income of 5.1 billion Yen (or US $48 million) and net income of 3.1 billion Yen (or US $29 million) for the first quarter 2004. These figures reflect gains of 25% in net sales, 74% in operating income and 81% in net income compared with the same period a year ago.

All regions worldwide experienced growth compared to the same quarter in 2003, most notably in the Europe, US, and Japan. Enterprise products represented 78% and consumer products represented 22% of net sales respectively.

“This quarter, we introduced new and innovative solutions such as Trend Micro Network VirusWall, that continue to deliver on the promises of our Enterprise Protection Strategy. We have also gained traction in our small and medium business product lines introduced late last year,” commented Steve Chang, CEO and co-founder of Trend Micro, Inc. “Our core product lines continue to be healthy, and provide a solid foundation upon which we will continue to create new solutions for our customers that will fuel our growth in the future.”

Based on information currently available to the company, consolidated net sales for the second quarter ending June 30, 2004 is expected to be 13.5 billion Yen (or US $125 million). Operating income and net income are expected to be 4.5 billion Yen (or US $42 million) and 2.7 billion Yen (or US $25 million), respectively.

First Quarter Business Highlights

•	During the first quarter, Trend Micro introduced several new products and services as the latest phase of Trend Micro Enterprise Protection Strategy, the company’s industry-unique comprehensive approach to outbreak management. These included Trend Micro Network VirusWall 1200, an outbreak prevention appliance that works at the network layer; enhanced capabilities in Trend Micro Control Manage 3.0; and Trend Micro Vulnerability Assessment which allows administrators to identify and isolate vulnerable or infected machines to preserve the integrity of the network.

•	Network VirusWall 1200 was awarded the Best of VARVision Award and VAR Best Product award in the hardware division at the System Builder Summit & VARVision event in Dallas, Texas. Network VirusWall, which was premiered at DEMO 2004, also garnered Trend Micro a DEMOgod award for presentation during the exclusive technology show. Spam Prevention Solution was named Datamation’s anti-spam Product of the Year by the publication’s Reader’s Choice selection process.

•	Trend Micro’s channel partner certification program was honored with a Five-Star rating from VARBusiness magazine in the U.S. Lane Bess, President of North American Operations, and Nancy Reynolds, Director of National Resellers for North America, were named among “Top 100 Channel Executives” by CRN magazine.

•	Trend Micro Germany’s Competence Center, which provides service and support for Germany, Austria, Switzerland, and Eastern Europe, was awarded certification from TUV Rhineland for Incident Management and Business Relationship management processes in accordance with the IT Infrastructure Library (ITIL), a standards organization widely recognized in Germany and the UK. These processes comply with British Standards (BS) 15000-1:2002 and ITIL Best Practices for Service Support.

•	Additional products released in the first quarter 2004 include: Trend Micro ScanMail for Lotus Notes v2.6 for the AS/400 platform; Trend Micro ServerProtect for Linux v1.2 for SUSE Linux, and v1.25 for Red Hat Enterprise Linux; and Trend Micro ServerProtect for Network Appliance 5.61.

•	In the first quarter, Trend Micro gained new customers in the healthcare, food service, retail, and government sectors. Among new customers is Petrobras, Brazil’s leading petroleum company.

Notice Regarding Forward Looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties.

Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Difficulties in addressing new virus and other computer security problems
•	Timing of new product introductions and lack of market acceptance for our new products
•	The level of continuing demand for, and timing of sales of, our existing products
•	Rapid technological change within the anti-virus software industry
•	Changes in customer needs for anti-virus software
•	Existing products and new product introductions by our competitors and the pricing of those products
•	Declining prices for our products and services
•	The effect of future acquisitions on our financial condition and results of operations
•	The effect of adverse economic trends on our principal markets
•	The effect of foreign exchange fluctuations on our results of operations
•	An increase in the incidence of product returns
•	The potential lack of attractive investment targets and
•	Difficulties in successfully executing our investment strategy

We assume no obligation to update any forward-looking statements.

For more details regarding risk factors relating to our future performance, please refer to our filings with the U.S. Securities and Exchange Commission.

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com

Supplementary Information

1.    Consolidated Unaudited Results of Operations for First Quarter Ending March 31, 2004 (US GAAP)

       *Figures for the First quarter of 2004 and 2003 are not audited.

(1) Consolidated	Results of Operations

	FY2004	FY2003
	Current first quarter From January 1, 2004 To March 31, 2004	Previous first quarter From January 1, 2003 To March 31, 2003	Growth Rate
	Millions of yen	Millions of yen	%
Net sales	13,621	10,918	24.8
Cost of sales	912	804	13.3

Gross profit	12,709	10,114	25.7
Operating expenses	7,569	7,153	5.8

Operating income	5,140	2,961	73.6
Other income (expenses)	172	105	62.5

Income before income taxes and equity in earnings of affiliated companies	5,312	3,066	73.2
Income taxes	2,180	1,327	64.3
Equity in earnings of affiliated companies	9	1	1,222.1

Net income	3,141	1,740	80.5

(2) Segment information

Net sales to third parties

	FY2004	FY2003
	Current first quarter From January 1, 2004 To March 31, 2004	Previous first quarter From January 1, 2003 To March 31, 2003
	Millions of yen	Millions of yen
Japan	5,777	4,825
North America	2,634	2,174
Europe	3,590	2,615
Asia Pacific	1,252	1,011
Latin America	368	293

Total	13,621	10,918

Deferred Revenue

	FY2004	FY2003
	As of March 31, 2004	As of March 31, 2003
	Millions of yen	Millions of yen
Japan	10,483	7,814
North America	4,122	4,008
Europe	5,407	4,005
Asia Pacific	1,402	1,011
Latin America	338	310

Total	21,752	17,148

<Note>	1. Classification of countries and regions is based on our operating segments.
2. Classification of countries and regions into each segment.

North America	: U.S.A.
Europe	: Italy, Germany, France, UK, Ireland
Asia Pacific	: Taiwan, Korea, Australia, Hong Kong, Malaysia, New Zealand, China, Singapore
Latin America	: Brazil, Mexico

(3) Basis of consolidation

The number of consolidated subsidiaries	18 (18 in overseas)
The number of unconsolidated subsidiaries	—

(4) Increase (Decrease) of major assets, liabilities and shareholders’ equity

	As of March 31, 2004	Increase (Decrease)	As of December 31, 2003
(Assets)	Millions of yen	Millions of yen	Millions of yen
Cash and cash equivalents	43,782	-2,937	46,719
Notes and accounts receivable, trade -less allowance for doubtful accounts and sales returns	11,365	-316	11,681
Marketable securities and securities investments	11,903	1,025	10,878
(Liabilities)
Deferred revenue (Total of current and long term)	21,752	1,249	20,503
Long term debt (Including current portion)	1,500	-5,000	6,500
(Shareholders’ equity)
Treasury stock	-4,698	-281	-4,417

<Note> In order for the warrants to be granted or transferred to the directors and certain employees of the Company and the directors and certain employees of an affiliated company, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Japanese Commercial Code, the redemption and retirement of these bonds are restricted when the total amount of the bonds is less than the total amount of the issue price of the stocks from unexecuted warrants. To reduce interest costs, the Company repurchased some of the issued bonds after warrants were detached. Based on the above reason, the Company intends to hold the treasury bonds until they can be retired legally which is substantially the same as redemption. Thus, bonds and treasury bonds (10,000 millions of yen as of March 31, 2004 and 10,000 millions of yen as of December 31, 2003 respectively) are disclosed in net amount in the balance sheet.

2.	Projected consolidated earnings (US GAAP)

Projected earnings for the next quarter (April 1, 2004 through June 30, 2004)

	Net sales	Operating income	Net income
	Millions of yen	Millions of yen	Millions of yen
2nd Qtr	13,500	4,500	2,650

(Note) Since the business environment surrounding Trend Micro Group tends to fluctuate in the short run, it is difficult to make the highly reliable projection figures on a yearly basis. We, therefore, decided to announce the earnings on a quarterly basis in the fiscal year ending in December 2004 as well as earnings projection of the succeeding quarter.

If we found through our calculation conducted from time to time that the net sales fluctuate from the most recent quarterly projection by more than 10%, or operating income or net income fluctuates by more than 30%, we will announce the revision of the earnings projection.

Trend Micro Notice relating to Allocation of Stock Options

(Stock Acquisition Rights)

Tokyo, Japan—April 20, 2004—Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today resolved at a meeting of its Board of Directors the details of stock acquisition rights to be issued as stock options (the “Stock Acquisition Rights”) pursuant to Article 280-20 and 280-21 of the Commercial Code of Japan and the resolution at the 15th ordinary general meeting of shareholders on March 25, 2004.

1. Issue date of stock acquisition rights:

April 28, 2004

2. Number of stock acquisition rights to be issued:

6,000 (The number of shares to be issued upon exercise of each Stock Acquisition Right is 500)

3. Class of shares subject to the exercise of stock acquisition rights:

Common shares of the Company

4. Issue price of stock acquisition rights:

None

5. Amount to be paid upon exercise of stock acquisition rights (exercise price):

To be decided on April 28, 2004

6. Aggregated amount to be issued or transferred upon exercise stock acquisition rights:

To be decided on April 28, 2004

7. Exercise period of the stock acquisition rights:

From April 28, 2005 to April 27, 2009

8. Amount to be accounted for as stated capital:

The amount to be accounted for as stated capital shall mean an amount obtained by multiplying the exercise price (to be decided on April 28, 2004) by 0.5, with any fraction amounts to be rounded up to a full yen.

9. Individuals who will be allotted the stock acquisition rights:

The directors and employees of the Company and its affiliates, totally 1,534 persons

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers and managed service providers. For additional information and evaluation copies of all Trend Micro products, visit our Web site, www.trendmicro.com.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp